Shell plc

Shell Centre

London SE1 7NA

June 3, 2026

Via E-mail and EDGAR

Securities and Exchange Commission,

Division of Corporation Finance — Office of Energy and Transportation,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention: Kevin Dougherty

Re:   Acceleration Request for Shell plc and Shell Finance US Inc.

Registration Statement on Form F-4 (File Nos. 333-296155 and 333-296155-01)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Shell plc and Shell Finance US Inc. (together, the “Registrants”), hereby request that the effective date of the Registrants’ Registration Statement on Form F-4, Registration Numbers 333-296155 and 333-296155-01 (the “Registration Statement”) be accelerated so that the Registrants’ Registration Statement will become effective under the Securities Act at 9:00 AM, Washington, D.C. time, on June 8, 2026, or as soon thereafter as practicable.

*  *   *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Andrew J. Pitts at Cravath, Swaine & Moore LLP at +1 (212) 474-1620, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

Shell plc

By:	/s/ Sinead Gorman
Name: Sinead Gorman
Title: Chief Financial Officer

Shell Finance US Inc.

By:	/s/ Mitchell B. Ice
Name: Mitchell B. Ice
Title: President and Director